

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 15, 2015

<u>Via E-mail</u>
Mr. Zhonghan (John) Deng
Chairman of the Board and Chief Executive Officer
Vimicro International Corporation
16/F Shining Tower
No. 35 Xueyuan Road
Haidian District
Beijing 100191
People's Republic of China

> **Re: Vimicro International Corporation**
> **Form 20-F for the Fiscal Year ended December 31, 2014**
> **Filed April 30, 2015**
> **File No. 001-34225**

Dear Mr. Deng:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Kevin Kuhar

      Kevin Kuhar
      Accounting Branch Chief
      Office of Electronics and Machinery